Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-282789

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 4 DATED OCTOBER 17, 2025
TO THE PROSPECTUS DATED JULY 2, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated July 2, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide updates on our investment portfolio;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of November 1, 2025;
•to disclose the calculation of our September 30, 2025 net asset value (“NAV”) per share for all share classes; and
•to provide an update on the status of our Offering.
Investment Portfolio Updates
As of September 30, 2025, our portfolio, based on the NAV of our investments, consisted of 79% real estate properties and 21% real estate-related loans and securities. NAV is measured as the fair value of our investments less any mortgages or debt obligations related to such investments.
As of September 30, 2025, our real estate properties, based on the total asset value of our properties measured at fair value, consisted of multifamily (48%), net lease (21%), logistics (15%), single-family rental (9%), student housing (5%), and office (2%).

November 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2025 (and repurchases as of October 31, 2025) is as follows:

Transaction Price (per share)
Class S	$10.3763
Class I	$10.4864
Class D	$10.5808
Class T	$10.5505
The November 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2025. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
September 30, 2025 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2025 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class D, Class T, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of September 30, 2025 ($ and shares/units in thousands):

Components of NAV	September 30, 2025
Investments in real estate	$1,793,100
Investments in real estate-related loans and securities	207,999
Investments in unconsolidated entities(1)	162,136
Cash and cash equivalents	19,534
Restricted cash	14,354
Other assets	18,283
Debt obligations	(1,104,627)
Accrued stockholder servicing fees(2)	(199)
Management fee payable	(1,123)
Distribution payable	(5,538)
Subscriptions received in advance	(2,254)
Other liabilities	(38,995)
Non-controlling interests in consolidated entities	(80,738)
Net asset value	$981,932
Number of shares/units outstanding	94,111

(1)
Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of September 30, 2025, our allocable share of the gross real estate asset value held by such entities was $409.1 million.

(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of September 30, 2025, we had accrued under GAAP approximately $14.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2025 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$265,145	$325,821	$1,055	$159	$70,286	$15,681	$278,509	$25,276	$981,932
Number of shares/units outstanding	25,553	31,071	100	15	6,904	1,497	26,559	2,412	94,111
NAV per share/unit as of September 30, 2025	$10.3763	$10.4864	$10.5808	$10.5505	$10.1810	$10.4760	$10.4864	$10.4760

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2025 valuations, based on property types. Once we own more than one office investment, we will include the key assumptions for that property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily/Student Housing	7.3%	5.8%
Single-Family Rental	7.1%	5.4%
Net Lease	6.9%	5.4%
Logistics	9.5%	6.1%

A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily/Student Housing Investment Values	Single-Family Rental Investment Values	Net Lease Investment Values	Logistics Investment Values
Discount Rate	0.25% Decrease	1.9%	1.1%	1.9%	1.9%
(weighted average)	0.25% Increase	(1.8)%	(0.9)%	(1.9)%	(1.9)%
Exit Capitalization Rate	0.25% Decrease	2.6%	3.9%	2.9%	2.7%
(weighted average)	0.25% Increase	(2.4)%	(3.4)%	(2.6)%	(2.5)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines.

The following table provides a breakdown of the major components of our total NAV as of August 31, 2025 ($ and shares/units in thousands):

Components of NAV	August 31, 2025
Investments in real estate	$1,787,874
Investments in real estate-related loans and securities	180,962
Investments in unconsolidated entities(1)	101,789
Cash and cash equivalents	32,123
Restricted cash	12,009
Other assets	72,798
Debt obligations	(1,073,370)
Accrued stockholder servicing fees(2)	(207)
Management fee payable	(1,051)
Distribution payable	(5,542)
Subscriptions received in advance	(180)
Other liabilities	(46,366)
Non-controlling interests in consolidated entities	(74,973)
Net asset value	$985,866
Number of shares/units outstanding	94,525

(1)
Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of August 31, 2025, our allocable share of the gross real estate asset value held by such entities was $409.2 million.

(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of August 31, 2025, we had accrued under GAAP approximately $14.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2025 ($ and shares/units in thousands, except per share/unit data):

	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Class C Shares(1)	Class E Shares(1)	Third-party Class I OP Units(2)	Third-party Class E OP Units(2)	Total
Net asset value	$267,888	$328,969	$1,059	$158	$70,273	$15,608	$276,819	$25,092	$985,866
Number of shares/units outstanding	25,826	31,384	100	15	6,904	1,491	26,409	2,396	94,525
NAV Per Share/Unit as of August 31, 2025	$10.3727	$10.4821	$10.5760	$10.5437	$10.1791	$10.4702	$10.4821	$10.4702

(1)	Class C and Class E shares of our common stock are not sold in this Offering.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold in this Offering (i) 233,389 shares of our common stock in the primary offering for total proceeds of $2,433,500 and (ii) 253,009 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $2,639,275. We intend to continue selling shares in the Offering on a monthly basis.